Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

January 24, 2025

FOIA CONFIDENTIAL TREATMENT REQUESTED

The entity requesting confidential treatment is:

Sionna Therapeutics, Inc.

21 Hickory Drive, Suite 500

Waltham, MA 02451

Telephone: (617) 819-2020

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tamika Sheppard, Laura Crotty, Jenn Do and Angela Connell

Re:	Sionna Therapeutics, Inc.

Registration Statement on Form S-1

File No. 333-284352

CIK No. 0002036042

Rule 83 Confidential Treatment Request by Sionna Therapeutics, Inc.

Dear Ladies and Gentlemen:

On behalf of Sionna Therapeutics, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated October 10, 2024 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1, originally confidentially submitted to the Commission on September 12, 2024, and subsequently publicly filed by the Company with the Commission on January 17, 2025 (File No. 333-284352) (the “Registration Statement”), we submit this supplemental letter to address comment 16 of the Comment Letter.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has concurrently filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SIONNA THERAPEUTICS, INC.

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

January 24, 2025

We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the offering, the Company will file a pre-effective amendment to the Registration Statement that will include all information other than information that may be excluded in reliance upon Rule 430A of Regulation C, and the final price range to be included in such amendment which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

Prior to the effectiveness of the Registration Statement, the Company intends to implement a reverse stock split of its common stock, par value $0.001 per share (“Common Stock” and such reverse stock split, the “Stock Split”). The Company expects to reflect the Stock Split in a pre-effective amendment to the Registration Statement that includes the actual price range. For purposes of this letter, we have presented all dollar and per share amounts without giving effect to the Stock Split to be consistent with the current presentation in the Registration Statement.

The Company respectfully requests that the bracketed information contained in this letter be treated as confidential information pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.8, and that the Commission provide timely notice to Michael Cloonan before it permits any disclosure of the bracketed information in this letter.

For the convenience of the Staff, we have recited the prior comment from the Staff in the Comment Letter in italicized type and have followed the comment with the Company’s response.

16.

Once you have an estimated offering price range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price.

The Company respectfully submits the below additional information to assist the Staff in its review of the Company’s position with respect to its determination of the fair value of the Common Stock, underlying its outstanding equity awards and the reasons for the differences between the recent valuations of the Common Stock and the estimated offering price for its initial public offering (“IPO”).

Preliminary IPO Price Range

The Company advises the Staff that it estimates a preliminary price range of approximately $[***] to $[***] per share (the “Preliminary Price Range”) for its IPO, before giving effect to the Stock Split, resulting in a midpoint of the Preliminary Price Range of $[***] per share. The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing Preliminary Price Range will not be subject to significant change.

Determining the Fair Value of Common Stock Prior to the IPO

As there has been no public market for the Common Stock to date, the estimated fair value of the Common Stock has been determined by the Company’s board of directors (the “Board”) as of the grant date of each equity award, with input from management, considering the Company’s most recently available third-party valuations of the Common Stock, and the Board’s assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SIONNA THERAPEUTICS, INC.

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

January 24, 2025

The Company’s most recent third-party valuations of the Common Stock utilized by the Board in determining exercise prices at the time of each equity award were as follows:

Date of Third-Party Valuation	Date of Board Approval of Third-Party Valuation	Estimated Fair Market Value of Common Stock per Share
January 25, 2022	March 2, 2022	$4.18
February 13, 2024	March 13, 2024	$4.18
August 9, 2024	September 11, 2024	$5.53
October 29, 2024	November 14, 2024	$7.07

Equity Awards Between January 1, 2023 and January 24, 2025

The following table summarizes by grant date the number of shares subject to awards granted between January 1, 2023 and January 24, 2025, the per share exercise price of the awards and the fair value of Common Stock underlying the awards on each grant date:

Grant Date	Type of Award	Number of Shares Subject to Awards Granted	Per Share Exercise Price of Award	Per Share Fair Value of Common Stock on Grant Date	Per Share Estimated Fair Value of Award on Grant Date(1)
03/07/2023	Option	171,973	$4.18	$4.18	$3.43
06/08/2023	Option	74,700	$4.18	$4.18	$3.57
12/07/2023	Option	15,800	$4.18	$4.18	$3.65
03/13/2024	Option	2,383,590	$4.18	$4.18	$3.06
07/15/2024	Option	286,300	$4.18	$4.18	$3.07
09/11/2024	Option	65,200	$5.53	$5.53	$4.03
11/14/2024	Option	64,991	$7.07	$7.07	$5.14
11/22/2024	Option	28,150	$7.07	$7.07	$5.15

(1)	The per share estimated fair value of options reflects the fair value of options granted on each grant date determined using the Black-Scholes option-pricing model.

Valuation Methodologies

The third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”). As disclosed in the Registration Statement, the Company’s equity value valuations were prepared using either an option pricing method (“OPM”), a market-adjusted equity approach based on a recent arms-length transaction, or a hybrid method, which is a combination of an OPM scenario and one or more scenarios using a probability-weighted expected return method (“PWERM”), with a near-term IPO scenario, a base case IPO scenario and a trade sale scenario.

The OPM treats common stock and redeemable convertible preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceeded the value of the redeemable convertible preferred stock liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger. A discount for lack of marketability (“DLOM”) of the common stock is then applied to arrive at an indication of value for the common stock.

The PWERM is a scenario-based methodology that estimates the fair value of common stock based upon an analysis of future values for the Company, assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the date of the applicable valuation (each, a “Valuation Date”) at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock. A DLOM is then applied to arrive at an indication of value for the common stock.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SIONNA THERAPEUTICS, INC.

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

January 24, 2025

The hybrid method is a hybrid between the PWERM and OPM, estimating the probability-weighted value across multiple scenarios. When using the hybrid method, the third-party valuations considered three future-event scenarios: a near-term IPO scenario, a base case IPO scenario and a trade sale scenario also referred to as a market adjusted approach with option pricing allocation. The equity value of the Company in the IPO scenarios was determined using a direct waterfall approach to allocate the value to the Common Stock. The IPO scenarios assumed that all shares of redeemable convertible preferred stock would convert into shares of Common Stock and would no longer have the liquidation preferences and preferential rights attributable to the redeemable convertible preferred stock as compared to the Common Stock prior to the IPO. The guideline initial public offering transactions considered in each of the IPO scenarios consist of biotechnology companies with recent initial public offerings. The valuation converted the Company’s estimated future value in an IPO to present value using a risk-adjusted discount rate. The equity value for the trade sale scenario was estimated using the price of a recently issued preferred security or a market adjusted equity approach which was used to account for the incremental research and development and operational expenses incurred from the prior Common Stock 409A valuation prepared, through the Valuation Date. The valuation utilized an OPM to quantify or attribute value to these economic rights of redeemable convertible preferred stock as compared to the Common Stock, such as liquidation preferences, dividend provisions, and participation rights after liquidation preferences.

January 25, 2022 Valuation

The fair value of the Common Stock of $4.18 per share at January 25, 2022 was determined with the assistance of an independent third-party valuation firm and approved by the Board on March 2, 2022. This valuation was used to support the fair market value of the Common Stock in accordance with Section 409A of the Internal Revenue Code (the “IRC”) with respect to options granted on March 7, 2023, June 8, 2023 and December 7, 2023, along with other factors determined by the Board to be relevant at the time of such grant of options.

The January 25, 2022 valuation applied the OPM to allocate the fair value of the Company’s equity to various securities within the Company’s capital structure. Under this method, the OPM was built based on the Company’s capital structure and reasonable option model inputs. The equity value of the Company was determined using a market approach such that the implied value per share of Series B redeemable convertible preferred stock (the “Series B Preferred Stock”) was equal to its original issue price paid by investors at the closing of the Series B Preferred Stock financing on February 2, 2022. The 35.0% DLOM applied to the fair value of the Common Stock was estimated using a put option analysis.

The principal factors that contributed to the fair value of the Common Stock included the closing of the Series B Preferred Stock financing at a purchase price of $9.762 per share. Given the proximity of the closing of the Series B Preferred Stock financing on February 2, 2022 to the Valuation Date, the valuation firm considered the OPM market approach to estimate the implied total equity value of the Company. Under this method, an OPM allocation model was built based on the Company’s capital structure and reasonable option model inputs.

Between January 25, 2022 and December 7, 2023, the Company continued to operate its business in the ordinary course and there were no significant developments in its business or capital structure. In particular, in advance of each of the option grants on March 7, 2023, June 8, 2023 and December 7, 2023, the Board considered, among other things, the Company’s capitalization structure, cash resources and cash burn rate; the lack of significant developments in the Company’s business, including developments related to its pipeline; conditions affecting the liquidity of privately-held securities and the markets as a whole; and conditions affecting the economic outlook for the biotechnology industry. After a review of such factors, the Company determined in good faith that there were no developments that would affect the valuation occurred from January 25, 2022 through December 7, 2023, including on each option grant date.

February 13, 2024 Valuation

The fair value of the Common Stock of $4.18 per share at February 13, 2024 was determined with the assistance of an independent third-party valuation firm and approved by the Board on March 13, 2024. This valuation was used to support the fair market value of the Common Stock in accordance with Section 409A of the IRC with respect to options granted on March 13, 2024 and July 15, 2024, along with other factors determined by the Board to be relevant at the time of each such grant of options.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SIONNA THERAPEUTICS, INC.

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

January 24, 2025

The February 13, 2024 valuation applied the OPM to allocate the fair value of the Company’s equity to various securities within the Company’s capital structure. Under this method, the OPM was built based on the Company’s capital structure and reasonable option model inputs. The equity value of the Company was determined using a market approach such that the implied value per share of Series C redeemable convertible preferred stock (the “Series C Preferred Stock”) was equal to its original issue price paid by investors at the closing of the Series C Preferred Stock financing on March 4, 2024. The 30.0% DLOM applied to the fair value of Common Stock was estimated using a put option analysis.

The principal factors that contributed to no change in the fair value of the Common Stock from January 25, 2022 to February 13, 2024 include the following:

•

The Company closed its Series C Preferred Stock financing at $9.762 per share. The issuance price of the Series C Preferred Stock equated to the same price per share as the Series B Preferred Stock with new investors participating in both financing rounds.

•	The DLOM was reduced from 35.0% to 30.0% during the measurement period.

Between February 13, 2024 and July 15, 2024, the Company continued to operate its business in the ordinary course and there were no significant developments in its business. On July 11, 2024, the Company entered into a license agreement with AbbVie Global Enterprises Ltd. (“AbbVie”), in which the Company issued 2,066,646 shares of Common Stock to AbbVie as partial initial consideration for the license. This did not represent a significant development in the business, as it was not a business combination or restructuring, nor did it significantly further develop the Company’s other programs within its pipeline. As a result, the Company determined that no developments that would affect the valuation occurred from February 13, 2023 through July 15, 2024.

August 9, 2024 Valuation

The fair value of the Common Stock of $5.53 per share at August 9, 2024 was determined with the assistance of an independent third-party valuation firm and approved by the Board on September 11, 2024. This valuation was used to support the fair market value of the Common Stock in accordance with Section 409A of the IRC with respect to options granted on September 11, 2024, along with other factors determined by the Board to be relevant at the time of each such grant of options.

The August 9, 2024 valuation utilized the hybrid method of both an OPM and a PWERM, which included three scenarios that were probability weighted based on their expected likelihoods of occurring. The scenarios identified included a near-term IPO scenario, a base case IPO scenario and a trade sale scenario. The IPO near-term scenario was assigned a probability weight of 5.0% and the IPO base case scenario was assigned a probability weight of 25.0%. The IPO scenarios considered guideline IPO transactions identified within the last several years and the Company’s progress towards an IPO, as adjusted by a DLOM of 9.0% for the IPO near-term scenario and 15.0% for the IPO base case scenario. The Company’s trade sale scenario under an OPM to allocate the fair value of the Company’s equity to various securities within the Company’s capital structure was assigned a probability weight of 70.0% and reflected the market adjustment to the Company’s equity value since February 13, 2024 based on consideration given to the performance of the biotechnology indices as well as the Company’s entity-specific factors. A DLOM of 28.0% was then applied to arrive at an indication of value for the Common Stock under the trade sale scenario.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SIONNA THERAPEUTICS, INC.

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

January 24, 2025

The principal factor that contributed to the increase in the fair value of the Common Stock from February 13, 2024 to August 9, 2024 include the following:

•

The progression of the Company towards an IPO, including the Company’s IPO organizational meeting held on August 6, 2024, resulted in an appreciated Common Stock valuation as a near-term IPO scenario was considered as of the Valuation Date.

Between August 9, 2024 and September 11, 2024, the Company continued to operate its business in the ordinary course and there were no significant developments in its business. As a result, the Company determined in good faith that no developments that would affect the valuation occurred from August 9, 2024 to September 11, 2024.

October 29, 2024 Valuation

The fair value of the Common Stock of $7.07 per share at October 29, 2024 was determined with the assistance of an independent third-party valuation firm and approved by the Board on November 14, 2024. This valuation was used to support the fair market value of the Common Stock in accordance with Section 409A of the IRC with respect to options granted on November 14, 2024 and November 22, 2024, along with other factors determined by the Board to be relevant at the time of such grant of options.

The October 29, 2024 valuation utilized the hybrid method of both an OPM and a PWERM approach, which included three scenarios that were probability weighted based on their expected likelihoods of occurring. The scenarios identified included a near-term IPO scenario, a base case IPO scenario and a trade sale scenario. The IPO near-term scenario was assigned a probability weight of 25.0% and the IPO base case scenario was assigned a probability weight of 25.0%. Both IPO scenarios considered guideline IPO transactions identified within the last several years and the Company’s progress toward an IPO, as adjusted by a DLOM of 8.0% for the near-term scenario and 10.0% for the base case scenario. The Company’s trade sale scenario under an OPM to allocate the fair value of the Company’s equity to various securities within the Company’s capital structure was assigned a probability weight of 50.0% and reflected the market adjustment to the Company’s equity value since August 9, 2024 based on consideration given to the performance of guideline public companies and the biotechnology indices as well as the Company’s entity-specific factors. A DLOM of 28.0% was then applied to arrive at an indication of value for the Common Stock under the trade sale scenario.

The principal factors that contributed to the increase in the fair value of the Common Stock from August 9, 2024 to October 29, 2024 was the increase in the probability weighting of the near-term IPO scenario from 5.0% to 25.0%, reflecting progress made by the Company since August 9, 2024, including the following:

•	On September 12, 2024, the Company confidentially submitted its initial draft registration statement on Form S-1 to the Commission;

•

The Company, in consultation with its Board and the underwriters of the potential IPO, further solidified its plans for an IPO to be consummated in early 2025, pending market conditions and review by the Commission, including incurring additional professional advisor fees, and otherwise preparing for post-IPO operations; and

•	Given the progression of the Company towards a potential IPO event, the DLOM applied in IPO scenarios was reduced to 8.0% in the near-term scenario and 10.0% in the base case scenario.

Between October 29, 2024 and November 14, 2024, the Company continued to operate its business in the ordinary course and there were no significant developments in its business. Given minimal changes in the guideline public peers stock prices, biotechnology indices and overall market conditions, the Board determined that the key assumptions used in the October 29, 2024 valuation were still accurate as of November 14, 2024.

The Company does not intend to grant any additional equity awards under the existing 2020 Stock Option and Grant Plan, as amended, leading up to the completion of the proposed IPO, assuming the Company’s current timeline.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SIONNA THERAPEUTICS, INC.

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

January 24, 2025

In connection with the proposed IPO, the Company intends to issue certain options to purchase shares of Common Stock to certain of the Company’s employees, including its executive officers, and options to purchase shares of Common Stock to certain of the Company’s non-employee directors. The effectiveness of this grant of stock options is contingent on, and effective immediately following, the effectiveness of the Registration Statement. The stock options will have a per share exercise price equal to the IPO price set forth on the cover page of the final prospectus included in the Registration Statement, which will be the fair market value of a share of the Common Stock on the grant date of the stock options. The stock options will be subject to the terms and conditions of the Company’s 2025 Stock Option and Incentive Plan and the applicable stock option agreements thereunder, which will become effective upon the date immediately preceding the date on which the Registration Statement is declared effective by the Commission.

Comparison of Most Recent Valuation and the Preliminary Price Range

As is typical in IPOs, the Preliminary Price Range was not derived using a formal quantitative determination of fair value but was determined based on discussions among the Company and the underwriters. Prior to January 21, 2025, the Company and the underwriters have not had any specific discussions regarding the Preliminary Price Range. Among the factors that were considered in setting the Preliminary Price Range were the following:

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•	the Company’s financial condition and prospects;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•	valuation metrics for and recent performance of initial public offerings of companies in the biotechnology sector; and

•	progress and stage of development of the Company’s development programs.

In addition, the Company believes that the difference between the October 29, 2024 fair value determination of $7.07 per share and the Preliminary Price Range of $[***] to $[***] per share, each of which do not reflect the anticipated Stock Split, is the result of the factors above and the following factors and continued positive developments with respect to the Company’s business that occurred subsequent to October 29, 2024, the date of the Company’s most recent determination of the fair value of its Common Stock:

•

The Preliminary Price Range is based only upon a scenario in which the Company completes the IPO and is not probability weighted, in contrast to the Company’s third-party valuation of the Common Stock as of October 29, 2024, which considered the probability weighting for the IPO scenarios of 25% for the near-term scenario and 25% for the base case scenario with the remaining 50% allocated to a trade sale scenario. If the Company had applied a weighting of 50% to each of the IPO scenarios, the fair value of the Company’s Common Stock in the third-party valuation as of October 29, 2024 would have been $10.11 per share.

•

The Preliminary Price Range necessarily assumes that the IPO has occurred and that a public market for the Common Stock has been created, and, therefore, it excludes any DLOM of the Common Stock, which was taken into account in the third-party valuation as of October 29, 2024. The DLOM in the October 29, 2024 valuation applied to the IPO scenarios was 8.0% for the near-term scenario and 10.0% for the base case scenario with 28.0% applied to the trade sale scenario.

•

The Preliminary Price Range assumes the conversion of all of the Company’s outstanding redeemable convertible preferred stock. The Company’s redeemable convertible preferred stock currently has substantial economic rights and preferences over the Common Stock. Immediately prior to the closing of the IPO, all outstanding shares of the Company’s redeemable convertible preferred stock will convert into Common Stock, thus eliminating the superior rights and preferences of the redeemable convertible preferred stock as compared to the Common Stock.

•

Since November 22, 2024, the last date on which the Company referenced the October 29, 2024 third-party valuation in connection with option grants, the Company has taken several steps toward the completion of an IPO, including conducting testing-the-waters meetings and publicly filing the Registration Statement with the Commission on January 17, 2025.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SIONNA THERAPEUTICS, INC.

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

January 24, 2025

•

SION-719 and SION-451, the Company’s highly potent NBD1 stabilizers, are both in Phase 1 healthy volunteer trials in Australia to evaluate their pharmacokinetic profile, safety and tolerability. The Company has completed single ascending dose (“SAD”) cohorts and three multiple ascending dose (“MAD”) cohorts in each trial. SION-719 and SION-451 have been generally well tolerated based on interim Phase 1 clinical data as of the cutoff date of January 14, 2025.

•

The valuations of comparable companies that have completed or launched IPOs from January 2024 to date, which valuations reflected increases from the last rounds of private equity financing prior to such IPOs, i.e., reflecting step-up multiples in the IPO.

•	From December 2024 to January 2025, the Company conducted 65 “testing-the-waters” meetings with prospective investors, and as a result, the Company elected to continue to pursue an IPO.

•

The IPO market for biotechnology IPOs has exhibited momentum and increased strength, including seven biotechnology IPOs that were completed from September 12, 2024 through January 24, 2025, of which a majority priced at or above the midpoint of the price range included in the respective preliminary prospectuses.

•

The price that investors are willing to pay in the IPO, for which the Preliminary Price Range is intended to serve as an estimate, may take into account other factors that have not been expressly considered in prior valuations of the Common Stock, but which the Company or the underwriters for the IPO believe are significant to investors in their own subjective and qualitative assessment of the Company, and thus may not be objectively determinable or quantifiable under the above-described valuation models.

•

In determining the Preliminary Price Range, the underwriters utilized a number of valuation methodologies, including a discounted cash flow analysis, factors likely to affect the Company’s revenues and profitability, and relevant trading multiples for comparable public companies.

•

The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to public equity and provide enhanced operational flexibility, increasing the value of the Common Stock compared to that of a private company.

•

Recent market conditions used in the determination of the Preliminary Price Range after discussions with the underwriters, based on the current market environment and the supply and demand for such investment opportunities in the marketplace.

The Company believes the Preliminary Price Range for the IPO is reasonable. The Company also refers you to the discussion of its general approach of determining fair value of equity awards set forth in the Registration Statement under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates—Stock-Based Compensation Expense—Determination of Fair Value of Common Stock Valuations” for additional background regarding its equity grant valuation methodologies to date.

Because of the financially sensitive nature of the estimated price range, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations. Pursuant to Rule 418 under the Securities Act of 1933, as amended (the “Securities Act”), the information contained in this letter is being provided to the Commission on a confidential supplemental basis only and is not to be filed with or deemed part of the Registration Statement. The Company respectfully requests that the Staff return the unredacted version of this letter to it pursuant to Rule 418 of the Securities Act once the Staff has completed its review. We have provided a self-addressed stamped envelope for this purpose. Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it in the envelope provided.

* * * *

If you have any questions or comments regarding the foregoing, or if there is any additional information that we may provide to assist the Staff’s review, please contact the undersigned at (617) 570-1329.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SIONNA THERAPEUTICS, INC.

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

January 24, 2025

Sincerely,

GOODWIN PROCTER LLP

By:	/s/ Gabriela Morales-Rivera
Gabriela Morales-Rivera, Goodwin Procter LLP

cc:	Michael Cloonan, Sionna Therapeutics, Inc.
Elena Ridloff, Sionna Therapeutics, Inc.
Jennifer Fitzpatrick, Sionna Therapeutics, Inc.
William D. Collins, Goodwin Procter LLP
Janet Hsueh, Goodwin Procter LLP

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SIONNA THERAPEUTICS, INC.